03013975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR 0 8 2003 WASH. DC 153 SECTION

SEC FILE NUMBER
8 – 51300

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2002 (MM/DD/YY) AND ENDING DECEMBER 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

SMITH POINT CAPITAL PARTNERS, L.P.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 GREENWICH AVENUE
(No. And Street)

PROCESSED MAR 21 2003 THOMSON FINANCIAL

GREENWICH (City) CT (State) 06830 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JAMES BURNS (914) 738-2587
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET (Address) NEW YORK (City) NY (State) 10165 (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, JAMES BURNS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SMITH POINT CAPITAL PARTNERS, L.P., as of DECEMBER 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

James Burns
Signature

Title

Susan E. VanVelson
Notary Public

SUSAN E. VANVELSON
Notary Public, State of New York
No. 01VA6045572
Qualified in Ulster County
Commission Expires July 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

SMITH POINT CAPITAL PARTNERS, L.P.

(F/K/A CONVEXITY PARTNERS, L.P.)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Partners of
Smith Point Capital Partners, L.P. (F/K/A Convexity Partners, L.P.):

We have audited the accompanying statement of financial condition of Smith Point Capital Partners, L.P. (F/K/A Convexity Partners, L.P.) (the "Company") as of December 31, 2002. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Smith Point Capital Partners, L.P. (F/K/A Convexity Partners, L.P.) as of December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, the Company's significant operating losses raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Fulvio + Associates, L.L.P.

New York, New York
February 26, 2003

SMITH POINT CAPITAL PARTNERS, L.P.
(F/K/A CONVEXITY PARTNERS, L.P.)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Securities owned, at market value	$ 69,083
Due from broker	79,671
Investment in non-marketable securities, at cost	3,300
Accrued interest	1,927
TOTAL ASSETS	$ 153,981

LIABILITIES AND PARTNERS' CAPITAL

Liabilities	$ -
TOTAL LIABILITIES	-
Partners' capital	153,981
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$ 153,981

The accompanying notes are an integral part of this financial statement.

SMITH POINT CAPITAL PARTNERS, L.P.
(F/K/A CONVEXITY PARTNERS, L.P.)
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2002

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

a) Organization

Smith Point Capital Partners, L.P. (F/K/A Convexity Partners, L.P.) (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers, Inc. (the "NASD").

b) Securities Transactions

Transactions in securities are recorded on a settlement-date basis. Securities owned or sold, but not yet purchased are valued at market including accrued interest on bonds. All resulting gains and losses are included in partners' capital.

The Company's trading activities include short sales of equity securities, as well as the writing of stock options having various expiration dates. Subsequent market fluctuations may require purchasing the securities at prices, which may differ from the market value, reflected on the statement of financial condition. In many cases, the Company limits its risk by holding offsetting security or option positions.

c) Income Taxes

No provision for federal, state or local income taxes has been made since the Company is not a taxable entity. The partners' are individually liable for the taxes on their share of the Company's income or loss.

NOTE 2 - PAYABLE TO CLEARING BROKER

The Company conducts business with its clearing broker for its own proprietary accounts. The clearing and depository operations for the Company's proprietary transactions are performed by its clearing broker pursuant to a clearance agreement. All securities positions, and the due from the clearing broker reflected on the statement of financial condition, are positions carried by and amounts due from this clearing broker.

NOTE 3 – GOING CONCERN

The Company has incurred significant losses over the past two years. In addition, most of the limited partners withdrew their remaining capital during 2001 in both convertible bonds and cash. Subsequent to year end the general partner is negotiating to solicit new investors in order to raise capital.

NOTE 4 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the NASD, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") of the SEC, which requires the maintenance of minimum net capital, as defined, and that aggregate indebtedness, as defined, does not exceed fifteen times net capital. At December 31, 2002, the Company had net capital of $133,956 that was $33,956 in excess of its requirement.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's general partner (the "Fund Manager") provides investment and management services to the Company, and receives a management fee. The Fund Manager is also entitled to an incentive fee equal to 20% of each partners' share of net income, determined on a rolling quarter basis. For the year ended December 31, 2002, the general partner received no management fee and no incentive fee.